Exhibit 99.3

PRESS RELEASE

INTESA SANPAOLO: PURCHASE OF OWN SHARES AND THEIR SUBSEQUENT ASSIGNMENT, FOR FREE, TO EMPLOYEES

Torino, Milano, 14th April 2007 — The Management Board which met today chaired by Enrico Salza approved the explanatory report regarding the request for authorisation for the purchase and sale of own shares to serve a Plan of assignment, for free, to employees, which will be submitted for approval at the Ordinary Shareholders’ Meeting summoned for 30th April and 3rd May 2007.

The free assignment Plan, since it is reserved to the Bank employees coming from Sanpaolo IMI S.p.A. integrates the similar initiative approved by the Bank on 1st December 2006 — prior to the coming into effect of the merger by incorporation of Sanpaolo IMI, which was finalised on 1st January 2007 — in favour of the Banca Intesa S.p.A. employees, according to way already disclosed to the market. In order to serve the initiative resolved upon on 1st December 2006, the Shareholders’ Meeting authorized the purchase of a maximum of 5,250,000 own ordinary shares; the initiative also included employees of the Italian subsidiary companies of the former Intesa Group, following resolutions of the aforementioned subsidiary companies’ Shareholders’ Meetings, for a maximum of 1,900,000 ordinary shares of the Parent Company.

The free assignment Plan applies, therefore, to all the employees of Intesa Sanpaolo. The Plan is reserved to all employees of Intesa Sanpaolo with an indefinite term contract, professional apprenticeship in service as the date of the set in motion of the Plan (4th May 2007) and already in service, as at 31st December 2006, at Sanpaolo IMI S.p.A., save for specific exceptions.

Beneficiaries of the Plan are attributed the faculty of requesting to Intesa Sanpaolo S.p.A. the free assignment of shares amounting to a countervalue between a minimum of 516.46 euro and a maximum of 2,065.83 euro measured basing on the position of each beneficiary of the Plan as at 31st December 2006; such request leads to a restructuring of the amount of the Company Productivity Bonus 2006 due to each employee.

The date of assignment of the shares object of the Plan is 27th June 2007. The number of shares to be assigned shall be determined by dividing the countervalue due to each employee by the normal value of the stock for tax purposes, equal to the arithmetic average of “official prices” of the share calculated by Borsa Italiana S.p.A. in the period between the day of assignment of the shares to the same day of the previous calendar month. Where necessary, the resulting number will be rounded down to the lower unit.

For the purpose of serving the Plan, a proposal will be made at the Ordinary Shareholders’ Meeting to authorise — in addition to all resolved upon on 1st December 2006 — the purchase of further own shares up to a maximum number of 4,600,000 Intesa Sanpaolo ordinary shares, of nominal value 0.52 euro each. The exact number of shares to be assigned will be determined on the basis of the number of acceptances of the Plan, of the individual countervalue assigned and the value of the shares calculated on the basis of the fiscal law in force.

Pursuant to art. 132 of Legislative Decree 58 of 24th February 1998 and art. 144-bis of Consob Resolution 11971/99 and subsequent amendments, the purchase will be carried out on regulated markets according to the operating methods set out in the regulations providing for the organisation and management of such markets.

Purchases may occur at a price, net of ordinary accessory costs, no lower than a minimum of 10% and no higher than a maximum of 10% with respect to the reference price struck by the share on the Stock Exchange business day preceding each transaction. Purchases may occur in one or more times.

The authorisation requested at the Shareholders’ Meeting will be effective until 1st September 2007.

Furthermore, a proposal will be made to authorise, pursuant to art. 2357 ter c.c. the sale on the Stock Exchange of any own ordinary shares exceeding the need of the Plan, at a price no lower than a minimum of 10% with respect to the reference price struck by the share on the Stock Exchange business day preceding each transaction.

At the moment the Company does not hold own shares.

Considering that it is a unitary initiative, a proposal will be made at the Shareholders’ Meeting to amend the resolution of 1st December 2006 with the aim to standardise the price limits on own shares authorised in the mentioned meeting of 1st December to the aforementioned limits. To the same purpose, the date of assignment of the shares, previously fixed for 1st June 2007, will be standardised and set on 27th June 2007.

For certain Group companies formerly controlled by Sanpaolo IMI S.p.A. the adoption of analogous stock granting plans for respective employees have been planned. To this aim the Shareholders’ Meetings of the aforesaid companies will be submitted the request to authorise the purchase of Intesa Sanpaolo ordinary shares for a maximum number of 3,000,000 shares.

As regards Group companies formerly controlled by Banca Intesa S.p.A. having plans analogous to that resolved upon by the Parent Company in the meeting of 1st December 2006, the opportunity emerged of approving a free assignment plan for another subsidiary, Intesa Trade Sim S.p.A., which will be served — in consideration of the negligible amount involved — directly by Intesa  Sanpaolo S.p.A.; in order to start this initiative — which envisages an assignment, for free, of Intesa Sanpaolo ordinary shares for a taxable countervalue of 700.00 euro each employee — a request will be made to authorise the purchase of a further maximum amount 8,500 Intesa Sanpaolo S.p.A ordinary shares and the sale of any exceeding shares according to the aforementioned terms and prices.

More detailed information on the purchase Plan will be disclosed in the terms of Law before the Plan is set in motion.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

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